Exhibit (b)(3)

MTS MEDICATION TECHNOLOGIES, INC.

SENIOR SECURED CREDIT FACILITIES

SUMMARY OF TERMS AND CONDITIONS

(FOR DISCUSSION PURPOSES ONLY)

August 7, 2009

The proposed terms and conditions outlined in this Summary of Terms and Conditions are provided for discussion purposes only and do not constitute an offer, agreement, or commitment to lend. This Summary of Terms and Conditions is intended as an outline only and does not purport to summarize all the terms, conditions, covenants, representations, warranties or other provisions which would be contained in definitive legal documentation of the financing transaction contemplated herein. The actual terms and conditions upon which the Lenders might extend credit to the Borrower are subject to further due diligence, formal credit approval, satisfactory review of documentation, and such other terms and conditions as may be determined by the Agent, the Lenders and their respective counsel.

Borrower:	MTS Medication Technologies, Inc.

Guarantors:	The Facilities shall be guaranteed by all existing and future direct and indirect material domestic subsidiaries of the Borrower.

Administrative Agent:	U.S. Bank National Association (the “Agent” or “U.S. Bank”).

Lead Arranger	U.S. Bank

Co-Arranger	Siemens Financial Services, Inc. (“Siemens”).

Lenders:	U.S. Bank and Siemens (collectively, the “Lenders”).

Facilities:	An aggregate of $29 million, consisting of a $7.5 million (approximately $2.0 million funded at Close) senior secured Revolving Credit (the “Revolving Credit”) and a $21.5 million senior secured Term Loan (the “Term Loan”), as described below.

Purpose:	The proceeds of the Facilities shall be used: (i) to finance Excellere Partners’ or one of its affiliates’ (“Sponsor”) purchase of MTS Medication Technologies, Inc. in accordance with the terms of the Agreement and Plan of Merger dated as of August 7, 2009 (the “Acquisition”), (ii) for working capital, capital expenditures and other lawful corporate purposes, provided, however, that no more than $1.25 million of proceeds of the Facilities may be used to fund any liabilities relating to, or arising from, the federal tax audit for Borrower’s fiscal year ended March 31, 2008 (the “2008 Tax Audit”); (iii) to refinance any existing indebtedness; and (iv) pay related transaction fees and expenses.

Closing Date:	The execution of definitive loan documentation, to occur on or before 12/31/09.

MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
AUGUST 7, 2009

Revolving Credit:	$7.5 million senior secured Revolving Credit, with advances subject to availability within leverage covenants (3.75x at Close) , $2 million of which shall be available for the issuance of letters of credit in the ordinary course of business, and $1 million of which shall be available for the making of swing line advances. U.S. Bank shall be the letter of credit issuer and the swing line lender with the other Lenders having risk participations in all letter of credit reimbursement obligations and all swing line advances.

Maturity Date:	The Revolving Credit shall terminate and all amounts outstanding thereunder shall be due and payable in full five years from the Closing Date.

Term Loan:	$21.5 million senior secured Term Loan fully funded on the Closing Date.

Maturity:	The Term Loan shall terminate and all amounts outstanding thereunder shall be due and payable in full five years from the Closing Date.

Amortization:	The Term Loan shall be repaid in quarterly installments sufficient to repay $1,075,000 in Year 1, $2,150,000 in Year 2, $2,580,000 in Year 3, and $3,225,000 in Years 4 and 5. The remaining balance shall be due on the maturity date. The first quarterly payment shall begin with the first full fiscal quarter after close.

Interest Rates, Commitment Fees, & Letter of Credit Fees:	Advances under the Facilities shall bear interest at the LIBOR or Base Rate, at the option of the borrower, plus a margin, and the commitment fee on the unused Revolving Credit, shall be based on the Total Leverage Ratio, as measured at the end of each fiscal quarter, as follows:

Total Leverage Ratio	LIBOR +	Base Rate +	Commitment Fee
> 3.00x	6.00%	5.00%	0.500%
≤ 3.00x and > 2.50x	5.75%	4.75%	0.500%
≤ 2.50x and > 2.00	5.50%	4.50%	0.500%
≤ 2.00x	5.25%	4.25%	0.375%

The interest rate will be set at the highest tier of the grid for the first six months after Close.

The interest rate for all LIBOR based loans shall be subject to a LIBOR floor of 2.00%.

Total Leverage Ratio shall be defined as the ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

Consolidated Funded Indebtedness means at any time an amount equal to the sum of all of the following, without duplication, for the Borrower and its subsidiaries calculated on a consolidated basis: (i) obligations for borrowed

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
AUGUST 7, 2009

money (including convertible notes), (ii) obligations representing the deferred purchase price of property or services (other than accounts payable arising in the ordinary course of business that are payable on terms customary in the trade and excluding any such obligations incurred under ERISA), which purchase price is (a) due more than six months from the date of incurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument, (iii) obligations, whether or not assumed, secured by liens or payable out of the proceeds or production from property now or hereafter owned or acquired, (iv) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (v) obligations with respect to letters of credit, whether drawn or undrawn, contingent or otherwise, (vi) off-balance sheet liabilities, including synthetic leases, (vii) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (viii) indebtedness attributable to permitted securitization transactions, (ix) any other obligation for borrowed money or other financial accommodation which in accordance with GAAP would be shown as a liability on a consolidated balance sheet, and (x) all guarantees or other contingent obligations with respect to any indebtedness of others of the kind referred to above.

Consolidated EBITDA, as measured on a rolling four quarter basis, as the sum of: (i) net income, plus (ii) interest expense, plus (iii) expenses for taxes paid in cash or accrued, plus (iv) depreciation and amortization expense, plus/minus (v) extraordinary non-cash gains and losses, plus (vi) all management fees and expenses paid by Borrower, plus/minus (vii) other non-cash items reducing or increasing net income, including without limitation, non-cash charges and expenses/earnings relating to swap transactions or resulting from accounting convention changes, plus (viii) transaction expenses actually incurred by Borrower not to exceed [$TBD].

The Base Rate is defined as the higher of i) the Agent’s prime rate, ii) the Federal Funds Rate + 0.50%, or iii) the LIBOR Rate for a one month interest period in effect (provided, however, that the LIBOR floor shall not be applicable in calculating the Base Rate) and reset each Business Day plus 2.00%. Interest on Base Rate loans shall be payable monthly in arrears on the first day of each month. Each Base Rate loan: (i) may be repaid at any time, and (ii) must be at least $100,000 and a whole multiple of $25,000.

All calculations of interest and fees on Base Rate loans shall be made on the basis of actual numbers of days elapsed in a 365 or 366 day year, as the case may be. All calculations of interest and fees on any other loan shall be made on the basis of actual number of days elapsed in a 360 day year.

Interest on LIBOR-based loans shall be payable at the end of each Interest Period or every three months, whichever comes sooner. Interest Periods shall be for one, two, three or six month durations. LIBOR pricing will be adjusted for any statutory reserves.

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
AUGUST 7, 2009

Swingline advances will be made available on a same day basis and reduce availability under the Revolving Credit. Swingline advances will be repaid on the date selected by the Agent. Interest will accrue at a rate equal to, at the Borrower’s option, Base Rate plus the applicable margin or another rate if agreed to by the Swingline lender. Each Lender shall acquire, under certain circumstances, an irrevocable and unconditional participation in each Swingline advance.

The Borrower shall pay Letter of Credit fees equal to the then applicable spread above LIBOR on the aggregate face amount of Letters of Credit issued under the Revolving Credit, payable quarterly in arrears. The Borrower shall pay a fronting fee of 0.25% to the Agent as the fronting bank plus other customary fees payable to the Agent.

The Default Rate shall be equal to 2% above the then-applicable Interest Rate.

Fees:

Commitment Fee:	As outlined in the grid above (see “Interest Rates, Commitment Fees, & Letter of Credit Fees”), expressed as a percentage per annum of the unused portion of the Revolving Credit, payable to each Lender quarterly in arrears in proportion to such Lender’s commitment. Swingline advances will be deemed not to be utilization for purposes of calculating the Commitment Fee.

Upfront Fee:	2.50% of the total committed amounts of the Facilities, paid to each Lender based on their pro rata commitment. In any event, the Upfront Fee paid to the Agent will not be less than the highest Upfront Fee paid to any Lender.

Collateral:	Agent, for itself and Lenders, to receive a first priority perfected security interest in substantially all present and future assets (real and personal) of Borrower and its domestic subsidiaries (including without limitation accounts receivable, inventory, equipment, contracts, intellectual property, investment property and general intangibles) and all products and proceeds (including insurance proceeds) thereof, subject only to permitted liens on certain assets.

The Facilities will also be secured by the pledge of 100% of the capital stock of the Borrower and each of its current and future domestic subsidiaries and 65% of the outstanding equity securities of foreign subsidiaries. All of the Facilities shall be cross-defaulted and cross-collateralized. Other than liens expressly permitted by the credit agreement and unless otherwise agreed pursuant to the terms of the credit agreement, there shall be no other security interests granted by the Borrower or any Guarantor.

Guarantees:	Obligations under the Facilities to be guaranteed by all domestic subsidiaries of Borrower and by any holding company formed to hold Borrower’s equity securities (“Holdings”). Holdings to be a single purpose entity, conduct no business other than ownership of the equity securities of Borrower and incur no indebtedness except as permitted in the loan documentation.

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
AUGUST 7, 2009

Mandatory Prepayments:	In addition to scheduled amortization, the Borrower shall be required to reduce the Term Loan using the proceeds of the following: (1) for the fiscal year ending March 31, 2011 and every year thereafter, 75% of Excess Cash Flow provided that Total Consolidated Funded Debt/EBITDA is greater than 2.00x and 50% of Excess Cash Flow provided that the Total Consolidated Funded Debt/EBITDA is less than or equal to 2.00x, (2) 100% of the net cash proceeds resulting from the disposition of any assets (other than inventory sold in the ordinary course of business) not used to purchase replacement assets, where such net cash proceeds are in excess of $100,000 during any fiscal year of the Borrower, and (3) 100% of the net cash proceeds of any issuance by the Borrower of subordinated debt or equity securities (other than any issuances pursuant to any employee stock incentive plan) subsequent to the Closing Date.

Mandatory prepayments shall be applied pro rata to scheduled principal installments of the Term Loan. Any mandatory payments from Excess Cash Flow shall be made within 120 days of the end of each fiscal year based on the Borrower’s audited financial statements for the year just ended. “Excess Cash Flow” shall be defined as mutually agreed, which shall generally be EBITDA for the fiscal year minus the sum of (cash interest, cash taxes, scheduled amortization, voluntary prepayments, management fees and expenses paid in cash, capitalized lease payments and capital expenditures), minus increases in working capital, plus decreases in working capital.

Voluntary Prepayments/ Commitment Reductions:	Voluntary prepayments and commitment reductions may be made at any time without premium or penalty, subject to minimum notice and minimum prepayment or reduction requirements, as the case may be; provided that voluntary prepayments of LIBOR Loans made on a date other than the last day of an interest period applicable thereto shall be subject to the payment of customary breakage costs if any apply. All voluntary prepayments of the Term Loan shall be applied in the same manner as mandatory prepayments. All commitment reductions to the Revolving Credit are permanent.

Representations and Warranties:	The usual representations and warranties in connection with each loan and letter of credit shall be included in the credit agreement, including but not limited to absence of material adverse change, absence of material litigation, absence of default or unmatured default, representations regarding environmental issues, priority of the Lenders’ liens, and compliance with all material requirements of law and contracts.

Financial Reporting:	Internally prepared monthly and quarterly consolidated and consolidating income statements and consolidated balance sheet and cash flow statements, accompanied with the quarterly compliance certificate. Audited annual consolidated financial statements prepared by a nationally recognized accounting firm acceptable to Agent and Co-Arranger, with an annual and month-to-month budget and operating profit and cash flow projections for the forthcoming year.

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
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Borrower shall also provide to Agent, for distribution to the Lenders, within 10 days of receipt by Borrower of any determination by the Internal Revenue Service of any additional tax liabilities determined to be owing by Borrower as a result of the 2008 Tax Audit.

Any such other information and reports as may be reasonably requested by Agent or any Lender from time to time.

All reports and financial statements to be in form and scope reasonably acceptable to Agent and Co-Arranger, and to include comparisons to budget and prior year comparable periods.

General Covenants (Affirmative/Negative)	The credit agreement shall contain affirmative and negative covenants customary for this type of transaction, including, without limitation, (i) affirmative covenants, (ii) negative covenants acceptable to the Agent and Co-Arranger, the Lenders and the Borrower, including, without limitation, restrictions on additional indebtedness, prepayment of other indebtedness, transactions with related parties, additional liens, dividends, investments and advances, sales of assets, capital expenditures, mergers and acquisitions, and standard prohibitions on change of control.

In addition, Borrower shall be permitted to pay management fees to Excellere (“Sponsor Mgmt Fees”) in an amount not to exceed $400,000 in aggregate in any fiscal year, and would be subject to blockage rights in the event of a default or bankruptcy, to be negotiated and subject to approval by the Agent and Lenders

Financial Covenants:	The credit agreement shall contain, without limitation, the following financial covenants:

1) Minimum Fixed Charge Coverage which will be defined as:

EBITDA - (Cash Taxes + Capex + Sponsor Mgmt. Fees Paid in Cash)

Cash Interest + Scheduled Principal Payments

Fixed Charges will be pro forma annualized to take into account the new deal structure until MTS Medication Technologies, Inc. has twelve months under this new structure (with the exception of Sponsor Mgmt. Fees Paid, which will be calculated on an “as-incurred” basis). Thereafter, it will be a true trailing twelve month measurement.

2) Maximum Total Funded Debt to EBITDA

3) Maximum Senior Funded Debt to EBITDA

4) Maximum Capital Expenditures.

All covenants shall be tested on a quarterly basis, including preparation and delivery of the compliance certificate. The proposed covenant levels will be set after the completion of further diligence. The first covenant measurement date will be 12/31/09. (The Maximum Senior Funded debt to EBITDA covenant will be set at 3.65x for at least the first three quarterly testing

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
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periods (December 2009, March 2010, and June 2010). The Minimum Fixed Charge Coverage covenant will be set at 1.10x for at least the first three quarterly testing periods (December 2009, March 2010, and June 2010).)

Documentation:	Loan, security and closing documents in form and substance reasonably acceptable to Agent and Lenders and to contain conditions precedent, representations, warranties, affirmative, negative and financial covenants, Agent and Lender indemnity and reimbursement provisions, events of default, remedies, and other customary provisions. All other documents, agreements, certificates and opinions to be executed or delivered, or relating to the transactions contemplated, on or prior to the Closing Date to be in form and substance reasonably acceptable to Agent and Lenders.

Conditions Precedent to Initial Loan:	Other terms and conditions to include, without limitation (the date of satisfaction of all such terms and conditions being referred to as the “Closing Date”):

•	Consummation of the acquisition of Borrower on terms and conditions reasonably acceptable to Agent and Co-Arranger.

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At closing, Borrower’s minimum adjusted trailing twelve months (“TTM”) EBITDA of $7,700,000. EBITDA to be verified by a third party acceptable to Agent and Co-Arranger with adjustments to be reasonably satisfactory to Agent and Co-Arranger.

•	Borrower’s maximum ratio of funded Senior Debt and Total Debt to TTM EBITDA at close of up to 3.05x.

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Evidence satisfactory to U.S. Bank that the Borrower has received a capital contribution of not less than $27,500,000 in the form of common stock or preferred stock which requires no cash dividends and which is not subject to mandatory redemption. Such capital contribution to include minimum equity from Sponsor of $21,500,000 in cash and management rollover/cash equity of no less than $5,000,000. Notwithstanding, the aggregate capital contribution from the Sponsor and management must be no less than $27,500,000, and such aggregate capital contribution shall be on terms and conditions reasonably acceptable to Agent and Co-Arranger.

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Satisfactory completion of legal and business due diligence. Business due diligence (other than review of subsequently delivered financial reports for the months ending after the signing of the Agreement and Plan of Merger and before close) to be completed prior to the execution of the Agreement and Plan of Merger and will include the delivery of all third party due diligence reports prior to the signing of the Agreement and Plan of Merger, including accounting and tax, customer calls, environmental, and insurance.

•	Receipt of company prepared monthly financials for the months ending after the signing of the Agreement and Plan of Merger and before close.

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
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AUGUST 7, 2009

•	A roll-forward of the third party accounting quality of earnings report for the months ending after the signing of the Agreement and Plan of Merger and before Close.

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No Company Material Adverse Effect as defined in the Agreement and Plan of Merger dated August 7, 2009 (Agreement and Plan of Merger still to be reviewed and accepted by U.S. Bank and the Co-Arranger).

•	There exists no litigation or other legal or regulatory proceeding that would materially affect the Borrower or this financing.

•	Compliance by the Borrower in all material respects with all applicable environmental, health and safety statutes and regulations.

•	All material governmental, corporate and third party consents shall have been obtained.

•	All shareholder consents shall have been obtained.

•	To the extent that the Sponsor delivers the participant bank, that institution must be acceptable to the Agent and Co-Arranger, which will not be unreasonably withheld.

•	All representations and warranties are true and correct in all material respects.

•	No default or event of default shall have occurred or be continuing.

Conditions Precedent to All Loans:	Usual and customary for transactions of this type including, but not limited to: (i) all representations and warranties are true and correct as of the date of each loan, and (ii) no event of default in existence at the time of, or after giving effect to the making of, such loan.

Events of Default:	Customary events of default, including, without limitation, failure to pay any principal, interest, or fees owing under the Facility; failure to comply with covenants; failure to comply with ERISA and applicable environmental laws and regulations; change of control, cross default (whether or not that default results in acceleration) to any other agreement governing material indebtedness of the Borrower. It shall also be an event of default if Borrower pays more than $1.25 million for purposes of paying any liabilities relating to, or arising from, the 2008 Tax Audit provided that in the event of such a default Borrower will have 90 days to cure by providing a form of capital permitted by the terms of the credit agreement in an amount equal to such tax liability incurred in excess of $1.25 million.

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
AUGUST 7, 2009

Assignments and Participations:	Lenders will be permitted to assign and participate the Facility. Assignments will be in minimum amounts of $2,500,000 and assignees will be subject to the consent of the Borrower (in the absence of an Event of Default) and the Agent; such consent may not be unreasonably withheld. Assignments will be subject to the payment by the assigning Lender of a $3,500 service fee to the Agent.

Syndication Management:	The Lead Arranger will, with assistance from Siemens as Co-Arranger, in consultation with the Borrower and the Sponsor, manage all aspects of the syndication including, without limitation, the timing of offers to potential Lenders, the amounts offered to potential Lenders, the acceptance of commitments, and the compensation provided, provided that any new Lender must be acceptable to the Lead Arranger, the Co-Arranger and the Sponsor, which acceptance will not be unreasonably withheld.

Costs and Expenses:	All reasonable costs and expenses of Agent and Co-Arranger incurred in the due diligence, preparation, administration, syndication, and enforcement of all documents executed in connection with this transaction, including, without limitation, all fees, charges and disbursements of counsel, all travel expenses, audit expenses, expenses relating to environmental studies, appraisal expenses, consulting fees, DebtX fees, bank meeting expenses and any other material expenses, shall be borne by the Borrower upon closing. In the event that the Facility does not close, Borrower will be responsible for reimbursement of all legal expenses of Agent and Co-Arranger.

Required Lenders:	For the purpose of making amendments or waivers to the credit agreement, Required Lenders shall be defined as Lenders whose commitments under the Facility aggregate at least 66 2/3% of the total Facility; provided, however, so long as there are two Lenders or less, Required Lenders shall mean 100% of the Commitments. However, unless agreed to by all Lenders, no amendment or waiver shall change the principal amount; reduce the rate of interest or fees; postpone the scheduled payment of any principal, interest, or fees; release all or substantially all of the collateral; release any Guarantor (other than in connection with a transaction permitted by the credit agreement); or change the definition of Required Lenders.

Indemnification:	The Borrower will indemnify and hold harmless the Agent, each Lender and their respective affiliates and their officers, directors, employees, agents and advisors from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Facility(ies), the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs, provided that this indemnity will not apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person. This indemnification shall survive and continue for the benefit of all such persons or entities.

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MTS MEDICATION TECHNOLOGIES, INC.	CONFIDENTIAL INFORMATION
SUMMARY OF TERMS AND CONDITIONS
AUGUST 7, 2009

Governing Law:	The loan documents shall be governed by the substantive laws of the State of Missouri (without reference to conflict of law principles).

Nondisclosure by Borrower:	By accepting delivery of this Summary of Terms and Conditions, the Borrower hereby agrees that it will not disclose to any person any of the terms contained herein or the fact that this Summary of Terms and Conditions exists. Provided, however, that the Borrower may disclose any of the foregoing to any employee, advisor, or attorney of the Borrower or Sponsor to whom, in each case, it is necessary to disclose such information so long as any such employee, advisor, or attorney is aware of the nondisclosure promise contained herein.

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